07025934

ADITYA BIRLA GROUP

AM:PVK:1365:2007

Date: 31st July, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 30th June, 2007.**

We are sending herewith a Statement showing the "**Unaudited Financial Results**" **(Provisional)** of the Company for the First Quarter ended on 30th June, 2007.

We hope you will find this in order.

PROCESSED
AUG 15 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2007

(Rupees in Million)

	Particulars	Quarter ended 30/06/2007 (Unaudited)	Quarter ended 30/06/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	**46,779**	**42,737**	**183,130**
2	**Other Income**	**1,246**	776	**3,701**
3	**Total Expenditure**	**37,936**	**33,403**	**142,980**
	(a). (Increase)/Decrease in Stock in Trade	(2,302)	(9,659)	(4,425)
	(b). Consumption of Raw Materials	31,090	34,310	110,783
	(c). Staff Cost	1,321	1,149	5,196
	(d). Power and Fuel	4,230	4,747	18,486
	(e). Other Expenditure	3,597	2,856	12,940
4	**Interest & Finance Charges**	**562**	634	**2,424**
5	**Gross Profit**	**9,527**	9,476	**41,427**
6	**Depreciation**	**1,428**	1,341	**6,381**
7	**Profit before Tax**	**8,099**	**8,135**	**35,046**
8	**Provision for Tax**	**2,070**	2,120	**9,403**
	(a). Current Tax	1,644	1,925	9,841
	(b). Deferred Tax	408	175	(551)
	(c). Fringe Benefit Tax	18	20	113
9	**Net Profit**	**6,029**	**6,015**	**25,643**
10	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**1,111**	986	**1,043**
11	**Reserves**			**123,137**
12	**Basic & Diluted EPS (Rs.)**	**5**	6	**26**
13	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	841,777,721	848,720,228	845,583,773
	(b). Percentage of shareholding	68.60%	73.21%	72.94%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 30/06/2007 (Unaudited)	Quarter ended 30/06/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1.	**Segment Revenue**			
	(a) Aluminium	17,537	16,542	73,444
	(b) Copper	29,262	26,217	109,776
		46,799	42,759	183,220
	Less: Inter Segment Revenue	(20)	(22)	(90)
	Net Sales & Operating Revenues	**46,779**	**42,737**	**183,130**
2.	**Segment Results (Profit/Loss before Tax and Interest from each Segment)**			
	(a) Aluminium	6,423	7,125	29,292
	(b) Copper	1,123	978	5,171
		7,546	8,103	34,463
	Less: Interest & Finance Charges	(562)	(634)	(2,424)
		6,984	7,469	32,039
	Add: Other un-allocable Income net of un-allocable expenses	1,115	666	3,007
	Profit before Tax	**8,099**	**8,135**	**35,046**
3.	**Capital Employed (Segment Assets - Segment Liabilities)**			
	(a) Aluminium	75,288	66,663	74,511
	(b) Copper	57,948	58,243	49,307
		133,236	124,906	123,818
	Un-allocable/ Corporate	105,269	37,093	85,275
	Total Capital Employed	**238,505**	**161,999**	**209,093**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. A wholly owned subsidiary company namely AV Minerals (Netherlands) B.V. has been incorporated in Netherlands in April 2007. The entire holding in A V Metals Inc., a subsidiary of the Company in Canada has been transferred in May 2007 to A V Minerals (Netherlands) B.V. making the former an indirect subsidiary of the Company.

2. Acquisition of Novelis Inc., the world's leading producer of aluminium rolled products, has been completed on 15th May 2007 by way of acquisition of all outstanding common shares of Novelis Inc through an indirect subsidiary incorporated in Canada.

3. An agreement has since been reached with Alcan Inc. Canada for purchase of Alcan's stake in Utkal Alumina International Limited (Utkal), an existing subsidiary of the Company. On completion of this transaction, Utkal will become a wholly owned subsidiary of the Company.

4. During the quarter, the Company has allotted 67,500,000 equity shares of face value of Re 1/- each on a preferential basis to Promoters / Promoter Group at a price of Rs 173.87 each, fully paid on 11th April, 2007. Further 80,000,000 warrants were also allotted on a preferential basis to the Promoters / Promoter Group entitling them to apply for and obtain allotment of one equity share at a price of Rs 173.87 per share against each such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more tranches. The Company has received 10% amount against each such warrant.

5. During the quarter, the Company has allotted 361,191 equity shares of Re 0.50 paid up amounting to Rs 17 million (including premium) earlier kept in abeyance at the time of Company's rights issue due to court cases. The Company has received a further amount of Rs 8 million (including premium) towards first call money of rights issue outstanding against calls-in-arrear. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

6. The proceeds of the rights issue aggregating to Rs. 11,111 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 2,443 million while the balance amount is temporarily invested in short term liquid securities.

7. As a result of introduction of Companies (Accounting Standard) Rules, 2006, exchange loss of Rs 69 million mainly on account of forward contract relating to fixed assets acquired from outside India has been charged to revenue and included in Other Expenditure instead of adjusting the same with cost of related fixed assets. Profit before tax for the quarter ended 30th June, 2007 is lower to this extent.

8. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2007	Received	Resolved	Pending as on 30th June, 2007
0	10	10	0

9. Figures of previous periods have been regrouped wherever found necessary.

10. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Tuesday, 31st July, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 31st July, 2007

HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE

31 July 2007

Hindalco Industries Limited
Q1 FY 2007-2008 Results

Revenues	Rs. 4,678 crores
EBITDA	Rs. 1,009 crores
PAT	Rs. 603 crores

Financial highlights

(In Rs. crores)	Quarter ended 30 June 2007	Quarter ended 30 June 2006	Change (per cent)
Net sales and operating revenue	**4,677.9**	**4,273.7**	9
Other income	124.6	77.6	61
EBDITA	**1,008.9**	**1,011.0**	**0**
Depreciation	142.8	134.1	6
Interest and finance charges	56.2	63.4	(11)
Profit before tax	**809.9**	**813.5**	**(0)**
Provision for taxes	207.0	212.0	(2)
Net profit	**602.9**	**601.5**	**0**
EPS (basic and diluted)	**5.5**	**6.1**	**(10)**

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended 30 June 2007.

Net sales and operating revenues have grown by 9 per cent to Rs.4677.9 crores as compared to Rs. 4,273.7 crores in the corresponding period in FY 07. Despite an adverse business environment, net profit for the quarter is Rs. 602.9 crores vis-à-vis Rs. 601.5 crores in the corresponding period of previous year.

Of the total revenues of Rs. 4677.9 crores, aluminium business contributed Rs. 1753.7 crores. Aluminium production in this quarter was the highest ever in a quarter. Aluminum metal sales volume rose by 7.6% along with higher proportion of value added products.

The profit before interest and tax for aluminium business was lower by 10 % from Rs. 712.5 crores in the corresponding quarter in the earlier year to Rs.642 crores, mainly on account of the sharp fall in alumina realization, impact of custom duty cut on imports and above all the sharp appreciation of the Rupee against USD. The Rupee has appreciated 9.1% from Rs. 45.77 in Q1 FY 07 to Rs. 41.49 in the current quarter. On the positive side, the aluminium business benefited from higher LME prices, better operating efficiencies, enhanced volumes

through better capacity utilization and reduced input costs due to better procurement management as well as softening international prices.

In the copper business, revenues stood at Rs.2926.2 crores driven by higher sales volumes and improved realization due to an enriched product mix. The profit before interest and tax increased to Rs. 112.3 crores from Rs. 97.8 crores in the corresponding quarter last year.

The Copper business gained on account of operational efficiencies and higher TcRc, but was adversely impacted by the strengthening rupee. However, in view of the sharp fall in spot TcRc, this important value driver is likely to come under strain in the coming quarters. There has been an increase in duty paid sales; its benefit has been set-off by the reduction in duty differentials. There is a significant improvement in energy consumption compared to QIFY07. The grid power usage has come down due to increased captive power availability.

Strategic Initiatives

The acquisition of Novelis Inc., the world's leading producer of aluminium rolled products, was completed on 15th May 2007 by purchase of all outstanding common shares of Novelis Inc through an indirect subsidiary incorporated in Canada. With the Novelis acquisition, Hindalco is among the top 10 primary aluminium producers in the world.

Hindalco has reached an agreement with Alcan to acquire its 45% equity stake in Utkal Alumina International Limited.

Operational review

Aluminium

Alumina and Aluminium plants operated at consistently high capacity utilisation. The full advantage of Phase I of Hirakud expansion helped in increasing metal production by 8.3%. Production of value added products (VAP) grew by 10.7 per cent. Rolled products and Extrusions production increased by 9.6 per cent and 17.9 per cent respectively, reflecting the full utilization of assets purchased in last two years.

Production	Units	Q1 FY08	Q1 FY07	Change %
Alumina	MT	302,430	299,188	1.1
Primary metal	MT	116,169	107,263	8.3
Wire rods	MT	17,433	17,034	2.3
Rolled products	MT	57,092	52,109	9.6
Extruded products	MT	10,185	8,639	17.9
Foils	MT	7,397	7,303	1.3
Wheels	Nos.	44,576	46,106	(3.3)
Power	MU	2,164	2,058	5.2

Copper

Production volumes of copper cathodes and CC rods soared by 22.5 % and 24.9 % respectively on YoY basis on the back of the successful ramp up of the copper-III smelter. The copper smelter –II operations continue to be suspended due to higher cost of production.

Production	Units	Q1 FY08	Q1 FY07	Change %
Copper cathodes	MT	79,234	64,670	22.5
Continuous cast copper rods	MT	34,094	27,305	24.9

Expansion projects

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is slated for commissioning in the third quarter of the current fiscal.

Hirakud

Phase II of the expansion of smelting capacity from 100,000 tpa to 143,000 tpa is well on track. The power generation capacity from 267.5MW to 367.5MW will go on stream by December 2007.

Belgaum

The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is awaited.

Utkal

Work on Utkal Alumina's 1.5 MTPA Alumina Refinery is underway. The Company has acquired the land for the plant and facilities. The first phase of rehabilitation and resettlement of displaced persons has been completed and the second phase of the rehabilitation and resettlement process is on track. The commissioning of the plant is expected by March 2010.

Aditya Aluminium

Aditya Aluminium, the integrated aluminium project, encompassing 1-1.5 million TPA alumina refinery, 260,000-325,000 tpa aluminium smelter and 750 MW captive power plant is progressing as planned. The major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for Smelter, CPP and the refinery. The Smelter is expected to be commissioned by March, 2011 and the refinery by May, 2011. The project has received final approval for SEZ status.

Mahan

The Mahan Aluminum project with a smelter capacity of 325 ktpa and CPP of 750 MW is on schedule. The land acquisition for the project is underway. The Company has been allotted a coal block in joint venture with Essar group for the coal requirement of the CPP. Further applications have been submitted to the MoEF for environmental clearances. Project is expected to be commissioned by October, 2011.

Latehar

This project with a smelter capacity of 325 ktpa and CPP of 750 MW has been allotted Tubed Coal mine jointly with Tata Power. Applications for environmental clearances have been submitted. CSR activities in relation to the project are being implemented. The expected date of commissioning is March 2012.

Industry Outlook

Aluminium

Globally, aluminium demand is expected to grow at 7% between 2007 to 2011. The robust growth in the Asian Region, led by China, would continue to drive the demand for metals. China had a growth of 22 % in the aluminium consumption in CY 06 and is growing even faster this year, in fact growth has been phenomenon 42% in the first five months of the calendar year.

Alumina prices are staying at the level of ~ US$350/Mt for some time now. Over short term, Alumina prices will face downward pressure due to explosive growth in Chinese Alumina production. (62.6% y-o-y in CY 06). However, it is expected that Alumina prices will not come down too sharply, from the present levels, as fall in Alumina prices may make high cost refineries in China and other places non viable.

In India, Government's focus on infrastructure, as well as growing importance of India as a global manufacturing hub for automobiles will propel aluminium growth in the country.

It is expected that domestic aluminium consumption will grow in the range of 8-9% in FY08

Copper

Global refined copper consumption driven by higher growth in Asia outstripped supply, supporting prices at historically high levels. Supply disruptions at operations in Canada, Peru and Chile and low inventory levels are even though of concern, the market has over-reacted in the short-term.

Increase in smelting capacity mainly in India and China and mines facing the problem of low grade, shortages of equipment and manpower have kept the concentrate market in deficit and have put further pressure on TcRc. During the first half of 2007, TcRc declined by almost 15%. The concentrate would continue to be short supply upto 2009; this may affect the TcRc, adversely, in the Spot Market. Custom smelters are likely to remain under pressure for until new mines come on stream.

World demand growth forecast is 4.9 % for 2007 and 4.2% in 2008. Per capita copper consumption in India is very low. However the CAGR of copper consumption is showing an improved trend. China, India and CIS would lead the expected growth of refined copper consumption during 2007-18. India's strong economic growth and key priority for the power sector which is major consumer of copper will support high demand and price in the near term.

Company Outlook

Higher Volumes from the Brownfield Expansion and the continued focus on maximizing free cash flow will be the major driver for the growth of the company in coming quarters. Stronger Rupee along with low TcRc for Copper Concentrate are going to put pressure on the profit margins of the Company. However, the benefits of brownfield expansions and various cost optimization initiatives undertaken by both Aluminium and Copper Businesses are expected to deliver impressive results, going forward.

ADITYA BIRLA GROUP

AM:PVK:1374:2007

Date: 30th July, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re:- Intimation of business at Board Meeting of Hindalco Industries Limited to be held on Tuesday, the 31st July, 2007.

This is to inform you that Hindalco Industries Limited (the "**Company**") has convened a Meeting of its Board of Directors to be held on Tuesday, the 31st July, 2007, to consider a Scheme of Arrangement with Indian Aluminium Company Limited under Sections 391 – 394 of the Companies Act, 1956.

The above is for your information. We shall inform you of the decision of the Board (after conclusion of the meeting).

Thanking you,

Yours faithfully
For Hindalco Industries Limited

Anil Malik
General Manager &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

ADITYA BIRLA GROUP

Ref:AM:PVK:1380:2007

Date:-31st July, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Sir,

Re: Board Meeting of Hindalco Industries Limited held on 31st July, 2007
&
Re: Notification in terms of Clause 24 of the Listing Agreement

Further to our letter dated 30th July, 2007, we wish to inform you that a meeting of the Board of Directors of Hindalco Industries Limited was held in Mumbai today, at which the proposal of amalgamation of Indian Aluminium Company Limited ("**Indal**") into the Company in terms of a scheme of arrangement under Sections 391 – 394 of the Companies Act, 1956 was considered and approved.

The proposed scheme of arrangement provides that upon its sanction, the amalgamation will take effect from the appointed date i.e. April 1, 2007 (the "**Appointed Date**"). All assets, liabilities and obligations of aforesaid business of Indal as per the scheme of arrangement will vest in the Company with effect from the Appointed Date.

The draft Scheme of Arrangement was also approved by the Board of Directors at the Meeting and certain Officers of the Company have been authorized to finalise and settle the same.

The Board of Directors of the Company have approved issuing of **One** Preference Share of Rs. 2/- each of the Company against One Share of Rs.2/- fully paid-up of INDAL held by members of Indal. The share exchange ratio has been arrived at after taking into account the recommendation of valuer's viz. Bansi Mehta & Co.

All the above are subject to requisite approvals including those of Stock Exchanges under the Listing Agreement, Shareholders, Creditors, any Regulatory Authorities and sanction of the Scheme of Arrangement in terms thereof by the High Court of Judicature at Bombay and the High Court of Judicature at Kolkata.

The Scheme of Arrangement as approved will be filed with the Stock Exchange as per the provisions of Clause 24 of the Listing Agreement.

Yours faithfully
For Hindalco Industries Limited

Anil Malik
General Manager &
Company Secretary

END

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427